Exhibit (a)(1)(H)
Supplement No. 1 to Offer to Purchase

All Outstanding Shares of Common Stock
of

PARDES BIOSCIENCES, INC.
At

$2.13 per Share in Cash, Plus One Non-Transferable Contractual Contingent Value Right for Each Share, Which Represents the Right to Receive One or More Payments in Cash, Contingent upon Receipt of Proceeds from Disposition of CVR Products during the Disposition Period and Occurrence of Certain Other Events Described in the CVR Agreement

by

MEDIPACIFIC SUB, INC.,
a wholly owned subsidiary of

MEDIPACIFIC, INC.,
an affiliate of

FS DEVELOPMENT HOLDINGS II, LLC,

FORESITE CAPITAL MANAGEMENT V, LLC,

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.,

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC,

FORESITE CAPITAL FUND V, L.P., and

JAMES TANANBAUM

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON AUGUST 30, 2023 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
MediPacific Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of MediPacific, Inc., a Delaware corporation (“Parent”), hereby supplements its Amended and Restated Offer to Purchase, dated August 17, 2023 (the “Amended and Restated Offer to Purchase”). Purchaser is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Pardes Biosciences, Inc., a Delaware corporation (“Pardes”), for (i) $2.13 per Share (the “Cash Amount”) and (ii) one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase and this Supplement No. 1 (the “First Supplement”) (such Amended and Restated Offer to Purchase, as supplemented by this First Supplement, the “Offer to Purchase”) and in the related Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Amended and Restated Offer to Purchase.
This First Supplement is being provided to Pardes stockholders to further clarify certain disclosures set forth in the Offer to Purchase related to the Cash Amount.
The total Cash Amount that Purchaser will pay pursuant to the terms of the Offer is $2.13 per Share (excluding any amount which may or may not be payable pursuant to the CVR). As a result, if you tender your Shares in the Offer, you will receive (i) $2.13 per Share and (ii) one non-transferable CVR per Share, all in accordance with the terms of the Offer.

If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in “The Tender Offer—Section 3. Procedures for Tendering Shares” in the Amended and Restated Offer to Purchase. You will have until one minute after 11:59 p.m. Eastern Time on August 30, 2023 to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the Expiration Date of the Offer as so extended.
Except as otherwise set forth in this First Supplement, the terms and conditions set forth in the Amended and Restated Offer to Purchase are applicable in all respects to the Offer. The information set forth above should be read in conjunction with the Amended and Restated Offer to Purchase, including the information incorporated by reference therein. Where information in the Amended and Restated Offer to Purchase is in conflict with or is supplemented or replaced by information in this First Supplement, the information provided in this First Supplement governs.
MediPacific Sub, Inc.

MediPacific, Inc.

Foresite Capital Opportunity Fund V, L.P.

Foresite Capital Fund V, L.P.

FS Development Holdings II, LLC

August 28, 2023
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